EXHIBIT 12

Ratio of earnings from continuing operations to fixed charges and preferred stock dividends

	Twelve months	Twelve months	Twelve months	Twelve months	Twelve months
	ended	ended	ended	ended	ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2006	2005	2004	2003	2002

Income from continuing operations	370,027	334,479	337,244	344,707	193,533
Income taxes from continuing operations	221,122	203,291	210,128	187,252	105,505
Net income from continuing operations before income taxes	591,149	537,770	547,372	531,959	299,038

Adjustments to earnings (from continuing operations):
Fixed charges	198,479	205,270	212,427	227,853	223,689
Capitalized interest	(1,905)	(2,826)	(762)	(488)	(1,230)
Preferred stock dividend requirement, before tax	(617)	(643)	(614)	(614)	(614)
Earnings from continuing operations, as adjusted	787,106	739,571	758,423	758,710	520,883

Fixed charges from continuing operations:
Interest expense	195,957	201,801	211,051	226,751	221,845
Capitalized interest	1,905	2,826	762	488	1,230
Preferred stock dividend requirement, before tax	617	643	614	614	614
Total fixed charges	198,479	205,270	212,427	227,853	223,689

Ratio of earnings from continuing operations to fixed
charges and preferred stock dividends	3.97	3.60	3.57	3.33	2.33